[redacted]

via Fe
2012:
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08004800

LATHAM&WATKINS LLP

RECEIVED

2008 SEP -5

RECEIVED SEP 03 2008 OFFICE OF THE SECRETARY

September 3, 2008

FIRM / AFFILIATE OFFICES

Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Dubai	Orange County
Frankfurt	Paris
Hamburg	Rome
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
Milan	Singapore
Moscow	Tokyo
Munich	Washington, D.C.

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 82-34652

RECEIVED SEP 03 2008 OFFICE OF THE SECRETARY

SUPPL

Ladies and Gentlemen,

De' Longhi S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release dated July 23, 2008, announcing financial results for the first six months of 2008;
- Interim Management Statement for the first quarter of 2008 dated May 13, 2008;
- Press Release dated May 13, 2008, announcing financial results for the first quarter of 2008;
- Press Release dated April 22, 2008, announcing the approval of the financial results for 2007 by the shareholders' meeting;
- Press Release dated Marcy 26, 2008, denying market rumors regarding an alleged plan for the sale of business divisions by De' Longhi;
- Corporate Presentation dated March 2008; and
- De Longhi Financial Calendar for the financial year 2008.

PROCESSED
SEP 10 2008
THOMSON REUTERS

Further, De' Longhi has filed the documentation listed below with CONSOB (*Commissione Nazionale per la Società e la Borsa*), the Italian authority responsible for regulating the Italian securities market, and *Borsa Italiana*, the Italian stock exchange. No English translations, versions or summaries of such documents have been prepared by De' Longhi. As a result, only a brief description of such documentation is furnished.

- Filing with Borsa Italiana on March 28, 2008 of De' Longhi's Corporate Governance Report;

9/9

LATHAM&WATKINS LLP

- Filing with Consob on April 23, 2008 of notice of change in the composition of the board of directors of De' Longhi ("Annex 3H");

- Filing with Consob on April 22, 2008 of annual information document setting forth all communications published in the last twelve months by De' Longhi; and

- Filing with Consob on April 22, 2008 of a summary of control activities by the board of statutory auditors of De' Longhi.

Please feel free to call me at 011-44-20-7710-1076 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael Immordino / REM

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Antonio Checchini
of De' Longhi S.p.A.

DēLonghi
Living innovation

PRESS RELEASE

Treviso, July 23, 2008

De' Longhi S.p.a.: consolidated revenues of half year 2008 growing to about € 685 million (+ 7.6%, or about +11.6% at constant exchange rates).

The De' Longhi Group achieved revenues of about € 685 million in the first half of 2008, with a growth of about 7.6% vs. the same period of 2007 (€ 636.5 million).
The growth in the second quarter was about 2.7% (from € 345.3 to about € 354.5 million). At constant exchange rates, the growth was about 11.6% in the half year and about 6.7% in the second quarter, due to the appreciation of Euro against the currencies of all the main reference foreign markets.

Leading were the Household segment and, to a lesser extent, the professional air conditioning business.

Generally, the trend of small appliances for cooking and food preparation was positive and coffee makers' sales were performing very well, while unfavourable climatic conditions caused a contraction of portable air conditioners.

In the professional segment, radiators showed decreasing sales as a consequence of a weak residential real estate market and of the devaluation of the Pound.

At a geographic breakdown, all markets of central, northern and eastern Europe and of Far East were performing well. Still weak were the Italian market, the USA and the UK (mainly because of the devaluated respective currencies).

* * * * *

Foreseeable business developments

The Group is confident to be able to meet the expected targets.

* * * * *

Contacts:

For analysts and investors:

De' Longhi S.p.A.
Fabrizio Micheli
Investor Relations
T +39 0422 413235
e-mail:
investor.relations@delonghi.it

For the press:

Alessandro Rinaldini
T +39 348 2642896

www.delonghi.it

DēLonghi

Interim management statement
First quarter 2008

Company officers *

Board of Directors

GIUSEPPE DE'LONGHI	Chairman
FABIO DE'LONGHI	Vice Chairman and Chief Executive Officer
ALBERTO CLÒ **	Director
RENATO CORRADA **	Director
SILVIA DE'LONGHI	Director
CARLO GARAVAGLIA	Director
GIORGIO SANDRI	Director
SILVIO SARTORI	Director
GIOVANNI TAMBURI**	Director

Board of Statutory Auditors

GIANLUCA PONZELLINI	Chairman
MASSIMO LANFRANCHI	Standing member
GIULIANO SACCARDI	Standing member
ROBERTO CORTELLAZZO-WIEL	Alternate member
ENRICO PIAN	Alternate member

External auditors

PRICEWATERHOUSECOOPERS S.P.A. ***

Internal Auditing and Corporate Governance Committee

RENATO CORRADA **
CARLO GARAVAGLIA
GIOVANNI TAMBURI **

Compensation Committee

ALBERTO CLÒ **
CARLO GARAVAGLIA
GIOVANNI TAMBURI **

* The company officers were elected at the shareholders' meeting of 18 April 2007 for the period 2007-2009; Silvia De'Longhi was appointed as a director at the shareholders' meeting held on 22 April 2008.
** Independent directors.
*** Extension of audit engagement to financial years 2007-2008-2009 approved by the shareholders' meeting of 18 April 2007.

OVERVIEW OF FIRST-QUARTER RESULTS

The group continued to increase its revenues and profits in the first quarter 2008, confirming the trend already seen in previous quarters, despite the uncertain economic conditions and the impact of unfavourable exchange rates in certain markets due to a very much stronger euro.

The principal consolidated figures are as follows:

(€/million)	1st quarter 2008	% of revenues	1st quarter 2007	% of revenues	Change	% change
Revenues	**330.5**	**100.0%**	**291.2**	**100.0%**	**39.3**	**13.5%**
Gross profit	135.4	41.0%	111.3	38.2%	24.1	21.6%
EBITDA (before non-recurring expenses)	**31.7**	**9.6%**	**23.6**	**8.1%**	**8.1**	**34.5%**
EBITDA	30.4	9.2%	23.1	7.9%	7.3	31.6%
EBIT	20.5	6.2%	13.4	4.6%	7.2	53.6%
Profit for the period pertaining to the group	**6.0**	**1.8%**	**0.4**	**0.1%**	**5.6**	

(€/million)	31.03.2008	31.03.2007	31.12.2007
Net working capital	374.0	358.8	363.4
Net capital employed	996.1	985.1	986.5
Net financial position	(372.1)	(364.6)	(355.9)

Revenues increased by 13.5% on the first quarter of 2007 to €330.5 million. Revenue growth at constant exchange rates was 17.4%.

Gross profit was €135.4 million, with its margin improving from 38.2% in the first quarter of 2007 to 41.0% in the same period of 2008, reflecting the product mix and the benefits of a weaker dollar, which were limited by the group's currency risk hedging policies.

EBITDA, before non-recurring expenses, came to €31.7 million, up 34.5% on the same period in 2007 and reporting an improvement in margin from 8.1% in 2007 to 9.6% in 2008.

EBIT increased by 53.6% to €20.5 million, with the margin climbing from 4.6% in the first quarter of 2007 to 6.2% in the same period of 2008.

With reference to segment reporting, as from 2008 the traditional Household and Professional divisions have been joined by the Corporate division following the company reorganization carried out in 2007; this new division principally comprises the activities of the parent company De'Longhi S.p.A. and other subsidiaries providing corporate services to the group's two operating divisions.

The improvement in this year's first-quarter results principally reflects growth by the Household division, which increased its revenues by 17.8%. This was mostly due to continued, strong demand for coffee machines in Europe's major markets and for food processors.

The division's EBITDA, before non-recurring expenses, improved by 87.1%, from €14.0 million to €26.3 million.

The Professional division reported revenue growth of 1.7%, with good sales of large and precision thermo-cooling systems more than making up for lower sales of water-filled radiators, especially on the UK market, which was affected by the property slump and the stronger euro against the pound sterling.
The division's EBITDA, before non-recurring expenses, went down from €9.6 million in the first quarter of 2007 to €7.3 million in the first quarter of 2008, with the margin going from 10.6% to 7.9%, reflecting the worse sales of water-filled radiators.

In terms of performance on individual markets, sales in Europe and the rest of the world were higher, with particular improvements in Germany, Russia, Spain and Holland; sales were down in Italy, reflecting lower consumer spending, in North America and in the United Kingdom, reflecting greater economic uncertainties and the negative impact of a stronger euro.

Net financial expenses remained virtually the same as in the first quarter of 2007; the increase in financial expenses due to higher interest rates was offset by lower average debt and the absence of last year's one-off costs for renewing the receivables factoring programme.

The result after taxes was a profit of €6.0 million, marking a major improvement on the corresponding figure of €0.4 million reported in the first quarter of 2007.

The net financial position reported net borrowings of €372.1 million, €7.5 million more than at 31 March 2007. However, this increase reflects a series of non-recurring events in the past twelve months: €17.5 million for acquisitions of equity investments in the second half of 2007 (inclusive of the related debt and recognition of call options), net of the retirement of certain assets no longer deemed to be of strategic value to the group, €19.7 million for extraordinary capital expenditure to restore production capacity after the fire, being the part not yet reimbursed by insurance cover, and €13.2 million for changes in the fair value of derivatives. Ignoring the impact of these events, the group's net borrowings at 31 March 2008 would have been €42.9 million lower than at 31 March 2007.

REVIEW OF THE GROUP'S RESULTS, BALANCE SHEET AND FINANCIAL POSITION

This report on the unaudited consolidated results for the first quarter of 2008 represents the interim management statement required by article 154-ter of Decree 58/1998. The information on operations, the balance sheet and financial position have been prepared in compliance with the accounting standards and measurement bases established by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union, in accordance with the procedures contained in article 6 of Regulation EC 606/2002 of the European Parliament and Council dated 19 July 2002. The information on operations refers to the first quarter of 2008 and the first quarter of 2007. The balance sheet information refers to 31 March 2008, 31 December 2007 and 31 March 2007. This interim management statement also includes details of any significant transactions, including with related parties.
The format of the financial statements presented therein is comparable with the reclassified statements presented in the report on operations contained in the half-year and annual reports.

The figures presented in this document, including some of the percentages, have been rounded relative to their full euro amount. As a result, some of the totals in the tables may differ from the sum of the individual amounts presented.

Group results

The reclassified consolidated income statement is presented below:

(€/million)	1st quarter 2008	% of revenues	1st quarter 2007	% of revenues
Net revenues	**330.5**	100.0%	**291.2**	100.0%
Change	*39.3*	*13.5%*		
Materials consumed & production costs (services and production payroll costs)	(195.0)	(59.0%)	(179.9)	(61.8%)
Gross profit	**135.4**	**41.0%**	**111.3**	**38.2%**
Services & other expenses and provisions	(74.7)	(22.6%)	(64.4)	(22.1%)
Payroll (non-production)	(29.0)	(8.8%)	(23.4)	(8.0%)
EBITDA (before non-recurring expenses)	**31.7**	**9.6%**	**23.6**	**8.1%**
Change	*8.1*	*34.5%*		
Other non-recurring income (expenses)	(1.4)	(0.4%)	(0.5)	(0.2%)
EBITDA	**30.4**	**9.2%**	**23.1**	**7.9%**
Change	*7.3*	*31.6%*		
Amortization and depreciation	(9.8)	(3.0%)	(9.7)	(3.3%)
EBIT	**20.5**	**6.2%**	**13.4**	**4.6%**
Change	*7.2*	*53.6%*		
Financial income (expenses)	(10.8)	(3.3%)	(10.9)	(3.7%)
Profit before taxes	**9.7**	**2.9%**	**2.5**	**0.8%**
Taxes	(3.6)	(1.1%)	(2.3)	(0.8%)
Profit (loss) for the period	**6.1**	**1.8%**	**0.1**	**0.0%**
Profit (loss) pertaining to minority interests	0.2	0.0%	(0.2)	(0.1%)
Profit (loss) pertaining to the group	**6.0**	**1.8%**	**0.4**	**0.1%**

Gross profit improved by €24.1 million from €111.3 million in 2007 to €135.4 million in 2008 (with the margin going from 38.2% to 41.0%), reflecting a good product mix and the benefits of a weaker dollar, which were limited by the group's currency risk hedging policies.

"Services & other expenses and provisions" accounted for 22.6% of revenues compared with 22.1% in the first quarter of 2007, mainly due to changes in the scope of consolidation and the provisions booked in the quarter.

Non-production payroll costs increased from 8% of revenues in the first quarter of 2007 to 8.8% in the same period of 2008, mainly because of changes in the scope of consolidation.

EBITDA before non-recurring expenses came to €31.7 million, up 34.5% on the same period in 2007 and reporting an improvement in margin from 8.1% in 2007 to 9.6% in 2008, even though the group increased its spending on advertising and promotions by around €2.3 million to support the launch and development of new products in order to meet its medium-term strategic goals.

"Other non-recurring income (expenses)" mostly refer to the costs of restructuring certain production activities at one of the group's subsidiaries.

Net financial expenses decreased by €0.1 million, benefiting from a reduction in average debt and the absence of one-off costs incurred in the first quarter of 2007 for renewing the without-recourse receivables factoring programme. These effects more than made up for higher interest rates.

Taxes came to €3.6 million (€2.3 million in 2007).

After tax, the profit pertaining to the group was €6.0 million, having increased by €5.6 million on the first quarter of 2007.

Results by business segment

The group's reorganization in 2007 resulted in its separation into the two distinct business sectors in which it operates (Household and Professional), with the aim of improving its market positioning and competitiveness.
De'Longhi S.p.A. has therefore become a holding company for the two divisions, with the functions of setting strategy, of control, co-ordination and management of centralized activities and resources.
As a result of this process, the group's segment reporting has been revised in order to improve the presentation of the results on the basis of the new corporate structure.
The traditional Household and Professional divisions have been joined by the Corporate division, which principally comprises the activities of the parent company De'Longhi S.p.A. and other subsidiaries providing the group with corporate services.

The group's results of operations by segment are summarized in the following table:

	1st quarter 2008				1st quarter 2007		
(€/million)	Household	Professional	Corporate	Consolidated total	Household	Professional	Consolidated total
Net revenues	244.2	92.2	3.9	**330.5**	207.2	90.7	**291.2**
EBITDA	25.3	7.1	(1.9)	**30.4**	13.5	9.6	**23.1**
% of revenues	*10.4%*	*7.7%*		***9.2%***	*6.5%*	*10.6%*	***7.9%***
EBIT	18.1	5.0	(2.6)	**20.5**	5.5	7.9	**13.4**
% of revenues	*7.4%*	*5.5%*		***6.2%***	*2.6%*	*8.7%*	***4.6%***

Total segment revenues are reconciled to the consolidated figures by eliminating certain intersegment transactions, amounting to €9.8 million at 31 March 2008 and Euro 6.7 million at 31 March 2007.

Corporate

The Corporate division had €3.9 million in revenues in the first three months of 2008.
EBITDA was a negative €1.9 million, reflecting costs incurred for the division's normal activities.

Household

This division's revenues were 17.8% higher; EBITDA made important progress, jumping from €13.5 million at 31 March 2007 to €25.3 million at 31 March 2008, with a margin of 10.4% (6.5% in the first quarter of 2007).
These results are mainly due to the continued, strong growth in sales of fully automatic coffee machines and coffee machines using capsules.

Given the previous analysis of consolidated results by business segment (in which the new Corporate division's results were included in the Household division), the current results are not significantly different to those previously presented (net revenues in the first quarter of 2008 would have been €1.5 million higher, while EBITDA would have been €1.5 million lower).

Professional

This division's revenues increased by 1.7%, particularly benefiting from good sales of large and precision thermo-cooling systems; however, the results were penalized by lower sales of water-filled radiators following a downturn on the UK market due to the property slump and stronger euro against the pound sterling.

Markets

Sales were up in Europe, especially in Germany, Spain and Holland thanks to strong demand for coffee machines, and in Russia, which benefited from investments in previous years.

The Italian and UK markets reported lower sales, mainly because of reduced consumer spending and, where the UK was concerned, the stronger euro.

The group's sales in North America were down chiefly because of the stronger euro.

Sales in the "Rest of the world" were higher, especially in Australia, thanks to the good performance of air-conditioning and in Japan.

Review of the balance sheet and financial position

The reclassified consolidated balance sheet is presented below:

(€/million)	31.03.2008	31.03.2007	31.12.2007	Change 31.03.08 – 31.03.07	Change 31.03.08 – 31.12.07
- Intangible assets	420.6	414.4	421.4	6.1	(0.9)
- Property, plant and equipment	239.0	252.5	248.4	(13.5)	(9.3)
- Financial assets	4.9	8.8	4.8	(3.9)	0.1
- Deferred tax assets	41.5	42.8	34.8	(1.3)	6.7
Non-current assets	**706.0**	**718.6**	**709.4**	**(12.6)**	**(3.5)**
- Inventories	383.5	369.3	335.2	14.3	48.3
- Trade receivables	303.9	310.0	378.0	(6.2)	(74.1)
- Trade payables	(295.0)	(291.9)	(333.7)	(3.1)	38.7
- Other payables (net of receivables)	(18.4)	(28.7)	(16.2)	10.3	(2.2)
Net working capital	**374.0**	**358.8**	**363.4**	**15.3**	**10.7**
- Deferred tax liabilities	(18.7)	(21.2)	(19.2)	2.5	0.5
- Employee benefits	(33.2)	(42.1)	(35.7)	8.9	2.5
- Other provisions	(32.0)	(28.9)	(31.3)	(3.1)	(0.7)
Total non-current liabilities and provisions	**(83.9)**	**(92.2)**	**(86.2)**	**8.3**	**2.3**
Net capital employed	**996.1**	**985.1**	**986.5**	**10.9**	**9.5**
Net financial position	**372.1**	**364.6**	**355.9**	**7.5**	**16.2**
Total net equity	**624.0**	**620.6**	**630.7**	**3.4**	**(6.7)**
Total net borrowings and equity	**996.1**	**985.1**	**986.5**	**10.9**	**9.5**

Property, plant and equipment were €9.3 million lower than at 31 December 2007 after making €6.2 million in investments in equipment and moulds, charging €7.1 million in depreciation and retiring €6.5 million in assets no longer of strategic value to the group.

As regards working capital management, net working capital turnover improved from 26.0% of revenues at 31 March 2007 to 24.4% at 31 March 2008, reflecting the effectiveness of measures adopted to keep working capital levels in check; assuming the same scope of consolidation and ignoring the benefits of factoring receivables without recourse, this turnover ratio improved from 32.1% at 31 March 2007 to 28.8% at 31 March 2008.

Inventories increased by €14.3 million relative to 31 March 2007 (or by €6.1 million, +1.6%, assuming the same scope of consolidation).

Trade receivables were €6.2 million lower than at 31 March 2007, but €1.9 million higher assuming the same scope of consolidation and before the benefits of factoring receivables without recourse.

Other payables (net of receivables) were €10.3 million lower than at 31 March 2007, reflecting the recognition of €22.5 million in receivables from the insurance company for the insurance claim against the fire on 18 April 2007.
The net financial position reported net borrowings of €372.1 million, €7.5 million more than at 31 March 2007. However, this increase reflects a series of non-recurring events in the past twelve

months: €17.5 million for acquisitions of equity investments in the second half of 2007 (inclusive of the related debt and recognition of call options), net of the retirement of certain assets no longer deemed to be of strategic value to the group, €19.7 million for extraordinary capital expenditure to restore production capacity after the fire, being the part not yet reimbursed by insurance cover, and €13.2 million for changes in the fair value of derivatives. Ignoring the impact of these events, the group's net borrowings at 31 March 2008 would have been €42.9 million lower than at 31 March 2007.

The cash flow statement can be summarized as follows:

(€/million)	*31.03.2008 (3 months)*	*31.03.2007 (3 months)*	*31.12.2007 (12 months)*
Cash flow generated by current operations	13.5	9.5	86.4
Cash flow absorbed by changes in working capital	(15.1)	(51.4)	(21.3)
Cash flow generated (absorbed) by investment activities	0.3	(7.9)	(40.6)
Cash flow generated (absorbed) by operating activities	**(1.2)**	**(49.8)**	**24.4**
Cash flow generated (absorbed) by extraordinary investment activities	-	-	(23.9)
Cash flow absorbed by the fire	-	-	(19.4)
Payment of dividends			(9.0)
Cash flow generated (absorbed) by changes in fair value and cash flow hedge reserves	(8.4)	0.7	(7.0)
Change in currency translation reserve	(6.6)	(0.9)	(6.8)
Change in minority interests in net equity	-	-	0.4
Cash flow generated (absorbed) by changes in equity accounts	**(15.0)**	**(0.2)**	**(22.3)**
Cash flow for the period	**(16.2)**	**(50.0)**	**(41.3)**
Opening net financial position	(355.9)	(314.6)	(314.6)
Closing net financial position	**(372.1)**	**(364.6)**	**(355.9)**

First-quarter cash flow traditionally features a general absorption of the cash balances reported at 31 December of the previous year.

Cash flow for the first quarter of 2008 was a negative €16.2 million (€50 million in the first quarter of 2007) and included negative changes in the equity accounts of €6.6 million in relation to the currency translation reserve (mainly for pounds sterling and dollars) and of €8.4 million in relation to the cash flow hedge reserve following the recognition of hedging derivatives.

The following table summarizes the principal changes in net equity in the first quarter of 2008:

(€/million)	Group portion of net equity	Minority interests in net equity	Total net equity
Net equity at 31 December 2007	**625.2**	**5.5**	**630.7**
Movement in cash flow hedge reserve	(6.1)	-	(6.1)
Differences from converting foreign company financial statements into euro	(6.6)	(0.1)	(6.7)
Profit (loss) after taxes	6.0	0.2	6.1
Total changes	**(6.7)**	**-**	**(6.7)**
Net equity at 31 March 2008	**618.5**	**5.5**	**624.0**

Subsequent events

There have been no significant events since the end of the first quarter.

Outlook for the current year

The group believes that it will be able to achieve its predetermined growth objectives.

Treviso, 13 May 2008

for the Board of Directors
Vice Chairman and CEO
Fabio De'Longhi

*****

Declaration by the Financial Reporting Officer

Pursuant to para. 2, article 154-bis of Decree 58/1998, Stefano Biella, the Financial Reporting Officer, declares that the accounting information contained in this interim management statement corresponds to the underlying documentary and accounting records.

Treviso, 13 May 2008

Financial Reporting Officer
Stefano Biella

DēLonghi

Living innovation

PRESS RELEASE

Treviso, May 13, 2008

DE'LONGHI SPA: the Board of Directors approves the results of the first quarter, as at march 31, 2008: both revenues and Ebitda are progressing (+ 13,5% and + 31.6% respectively).

- net revenues are growing by 13.5%, from € 291.2 to € 330.5 million (+17,4% at constant exchange rates);

- net revenues of the Household segment amount to € 244.2 million, growing by 17.8%, while those of the Professional segment amount to € 92.2 million (+1.7%);

- Ebitda increases by 31.6% up to € 30.4 million, i.e. 9.2% of revenues, versus € 23.1 million of the first quarter 2007 (when it was 7.9% of revenues). Before non recurrent items (amounting to € -1.4 million in the quarter), Ebitda is increasing to € 31.7 million (+34.5%), equal to 9.6% of revenues, thus delivering a 150 basis points improvement in respect of the correspondent margin of the the first quarter of 2007 (€ 23.6 million, or 8.1% of revenues);

- EBIT is growing by 53.6% and is reaching € 20.5 million, or 6.2% of revenues (vs. the 4.6% of 2007);

- total financial charges move from €10.9 to € 10.8 million;

- net profit pertaining to the Group amounts to € 6 million (vs. € 0.4 million in 2007). Profit before tax amounts to € 9.7 million (€ 2.5 million in 2007).

- net financial position decreases from -364.6 million as at 31/03/2007 to € -372.1 million. However, excluding the non recurrent components occurred in the 12 months (acquisitions - net of sales of assets - of € 17.5 M, net disbursements related to the fire of € 19.7 M, the change in the negative fair value of derivatives on forex of € 13.2 M), the net debt of the Group is reduced by € 42.9 million.

* * * * *

DēLonghi

Living innovation

The results of the first quarters ending March 31,2008.

The Board of Directors of De' Longhi S.p.a. approved the results of the first quarter 2008 today.

In line with the growth trend in place since the third quarter 2005, consolidated revenues of the first quarter reach € 330.5 million, with a progression of +13.5% vs. the first quarter 2007 (€ 291.2 million). The exchange rates effect, related to the Euro revaluation, is worth about 3.9% of lower growth.

All reference markets of Europe and rest of the world have contributed to such performance, in many cases with double digit growth rates, with the exception of Italy, Greece, U.S.A. and United Kingdom. Particularly significant is the growth shown by the Japanese subsidiary, thanks also to a roughly stable exchange rate in the last 12 months.

Coffee makers and kitchen machines confirm to be the driving products, but electric heaters and industrial air conditioning provide satisfactory results as well, while the UK real estate market and a weak Pound negatively affect the segment of wall heaters.

Both gross margin and Ebitda are improving. The former jumps to € 135.4 million (+21.6%); the latter amounts to € 30.4 million (+31.6%), or 9.2% of revenues, thus representing an increase of 130 basis points vs. the 2007 figure (which was 7.9% of revenues). Before non recurrent charges (€ 1,4 million), Ebitda amounts to €31.7 million, i.e. 9.6% of revenues (+150 basis points vs. the 8.1% figure of 2007).

In the quarter, the Group has posted higher ad & promo charges of about € 2 million.

EBIT improves from € 13.4 to € 20.5 million (+53.6%)

Almost stable are the total net financial charges (from € 10.9 to € 10.8 million), thanks to a lower impact of costs of the securitisation program as well as to a better management of the funding structure of the Group.

Net Profit amounts to € 6 million (€ 0.4 million in 2007) after a tax charge of € 3.6 million.

The Net Financial Position weakens in the 12 months by € 7.5 million (from € -364.6 to € -372.1 million) only as a consequence of significant non recurrent components, i.e. (i) acquisitions - net of sales of assets - of € 17.5 million, (ii) net disbursements - to be reimbursed by insurance companies - related to the fire for € 19.7 million, (iii) the € 13.2 million increase in the negative fair value of forex derivatives

expiring in the future. Therefore, excluding said components, the cash flow is positive for € 42.9 million.

The Household segment (*) delivers € 244.2 million revenues and an Ebitda of € 25.3 million (10.4% of revenues), while the Professional segment's revenues amount to € 92.2 million (+1.7% vs. € 90.7 million in 2007), with an Ebitda down from € 9.6 to € 7.1 million (7.7% of revenues).

Therefore, while the Household division is showing a general improvement of its income and profitability profile, the Professional division is impacted by the situation of the wall heaters business, which is hitting margins more than sales.

All results of the quarter herein reported have not been certified by the auditing firm.

(*) With reference to the two divisions (and following the organization restructuring put in place during 2007), we signal that, from inception of FY 2008, the accounting & management reporting system of the Group is providing for distinct evidence of services and holding/corporate companies (De' Longhi SpA, De' Longhi Capital Services, E-Services) from the two operating divisions, Household and Professional (while, until Dec. 31 2007, those services and holding companies were included in the Household perimeter).

* * * * *

Events following year end.

No major event has occured since the closing of the first quarter 2008 accounts.

Foreseeable business development

The Group is confident to be able to meet the expected growth targets.

* * * * *

Declaration of the manager responsible for the company's accounts.

The manager responsible for the preparation of the company's accounts, Stefano Biella, hereby declares, as per article 154 bis, paragraph 2, of the "Testo Unico della Finanza", that all information related to the company's accounts contained in this press release are fairly representing the accounts and the books of the company.

* * * * *

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Contacts:

for the press:
Alessandro Rinadini:
M: +39 3482642896

for analysts and investors:
Investor Relations, Fabrizio Micheli
Ph: +39 0422 413235

on the web:
www.delonghi.it

DēLonghi

Living innovation

Consolidated results of De' Longhi Group as at March 31, 2008

Consolidated Income Statement

Euro Million	1st quarter 2008	% on revenues	1st quarter 2007	% on revenues
Net revenues	**330,5**	100,0%	**291,2**	100,0%
change	*39,3*	*13,5%*		
Materials consumed and other production costs (services and production payroll costs)	(195,0)	(59,0%)	(179,9)	(61,8%)
Gross profit	**135,4**	**41,0%**	**111,3**	**38,2%**
Cost of services and other expenses	(74,7)	(22,6%)	(64,4)	(22,1%)
Payroll (non-industrial)	(29,0)	(8,8%)	(23,4)	(8,0%)
EBITDA before non recurring items	**31,7**	**9,6%**	**23,6**	**8,1%**
change	*8,1*	*34,5%*		
Other income (expenses)	(1,4)	(0,4%)	(0,5)	(0,2%)
EBITDA	**30,4**	**9,2%**	**23,1**	**7,9%**
change	*7,3*	*31,6%*		
Amortization and depreciation	(9,8)	(3,0%)	(9,7)	(3,3%)
EBIT	**20,5**	**6,2%**	**13,4**	**4,6%**
change	*7,2*	*53,6%*		
Net financial income / (charges)	(10,8)	(3,3%)	(10,9)	(3,7%)
Profit before taxes	**9,7**	**2,9%**	**2,5**	**0,8%**
Taxes	(3,6)	(1,1%)	(2,3)	(0,8%)
Profit (loss) for the period	**6,1**	**1,8%**	**0,1**	**0,0%**
Profit (loss) pertaining to minority interests	0,2	(0,0%)	(0,2)	(0,1%)
Profit (loss) pertaining to the Group	**6,0**	**1,8%**	**0,4**	**0,1%**

DēLonghi
Living innovation

Consolidated Balance Sheet

Euro Million	31.03.2008	31.03.2007	31.12.2007	change 31.03.08 – 31.03.07	change 31.03.08 – 31.12.07
- Intangible assets	420,6	414,4	421,4	6,1	(0,9)
- Tangible assets	239,0	252,5	248,4	(13,5)	(9,3)
- financial assets	4,9	8,8	4,8	(3,9)	0,1
- deferred tax assets	41,5	42,8	34,8	(1,3)	6,7
Fixed Assets	**706,0**	**718,6**	**709,4**	**(12,6)**	**(3,5)**
- Inventories	383,5	369,3	335,2	14,3	48,3
- Trade receivables	303,9	310,0	378,0	(6,2)	(74,1)
- Trade payables	(295,0)	(291,9)	(333,7)	(3,1)	38,7
-Other current net assets/(liabilities)	(18,4)	(28,7)	(16,2)	10,3	(2,2)
Net working capital	**374,0**	**358,8**	**363,4**	**15,3**	**10,7**
- deferred tax liabilities	(18,7)	(21,2)	(19,2)	2,5	0,5
- employee benefits	(33,2)	(42,1)	(35,7)	8,9	2,5
- other provisions	(32,0)	(28,9)	(31,3)	(3,1)	(0,7)
Non current liabilities	**(83,9)**	**(92,2)**	**(86,2)**	**8,3**	**2,3**
Total capital employed	**996,1**	**985,1**	**986,5**	**10,9**	**9,5**
Net debt	**372,1**	**364,6**	**355,9**	**7,5**	**16,2**
Total shareholders' equity	**624,0**	**620,6**	**630,7**	**3,4**	**(6,7)**
Total net debt and shareholders' equity	**996,1**	**985,1**	**986,5**	**10,9**	**9,5**

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Consolidated Cash Flow Statement

Valori in milioni di Euro	*31.03.2008 (3 mesi)*	*31.03.2007 (3 mesi)*	*31.12.2007 (12 mesi)*
Cash Flow from operations	13,5	9,5	86,4
Cash Flow from changes in the working capital	(15,1)	(51,4)	(21,3)
Cash Flow from investments	0,3	(7,9)	(40,6)
Operating Cash Flow	**(1,2)**	**(49,8)**	**24,4**
Cash Flow from extraordinary investments	-	-	(23,9)
Cash Flow from fire event	-	-	(19,4)
dividends paid			(9,0)
Cash Flow from change in *Fair value* and *Cash flow hedge* reserves	(8,4)	0,7	(7,0)
Change in currency translation reserve	(6,6)	(0,9)	(6,8)
increase /(decrease) in minority interests in capital and reserves	-	-	0,4
Cash flow absorbed by changes in net equity	**(15,0)**	**(0,2)**	**(22,3)**
Net Cash Flow	**(16,2)**	**(50,0)**	**(41,3)**
Opening net financial position	(355,9)	(314,6)	(314,6)
Closing net financial position	**(372,1)**	**(364,6)**	**(355,9)**

Business segments

	1st quarter 2008				**1st quarter 2007**		
Euro Million	***Household***	***Professional***	***Corporate***	**Total Group**	***Household***	***Professional***	**Total Group**
Net Revenues	244,2	92,2	3,9	**330,5**	207,2	90,7	**291,2**
EBITDA	25,3	7,1	(1,9)	**30,4**	13,5	9,6	**23,1**
margin % on revenues	*10,4%*	*7,7%*		***9,2%***	*6,5%*	*10,6%*	***7,9%***
EBIT	18,1	5,0	(2,6)	**20,5**	5,5	7,9	**13,4**
margin % on revenues	*7,4%*	*5,5%*		***6,2%***	*2,6%*	*8,7%*	***4,6%***

DēLonghi
Living innovation

PRESS RELEASE

Treviso, April 22, 2008

DE' LONGHI SpA: THE SHAREHOLDERS' MEETING APPROVES THE FY 2007 RESULTS.

The Shareholders' meeting approved today the the financial statements for the FY ending December 31, 2007. Silvia De' Longhi was appointed member of the Board od Directors. The shareholders also approved the remuneration plan as per art. 114 bis D.Lgs. 58/98 and renewed the authorization to buy back shares of the Company.

- significant growth of net revenues (+ 9.4%), up to € 1,490.9 million (vs. € 1,363 million in 2006), higher than the one obtained in 2006 (it was 8.4%), thanks to a positive trend in both Household and Professional divisions (respectively +5.6% and +11.3% at constant perimeter) and despite the important appreciation of Euro;

- the recovery of operating profitability maintains its path: EBITDA improves by 1.5 percentage points on revenues (10.5%) thus reaching € 156.3 million (+ 27.3%), before non recurring items amounting to € 10.9 million (of which € 9.4 million are related to the fire); after these items, EBITDA amounts to € 145.4 million, growing by 15.8%, and equal to 9.7% of revenues (vs. 9.2% in 2006);

- EBIT is growing by 22.1% and reaches € 103.7 million, i.e. 7% of revenues (vs. 6.2% in 2006);

- financial charges (€ 51.3 million) increase as a result of the rise of market interest rates and of the increase of the net indebtedness, due mainly to extraordinary items;

- net income amounts to € 30.6 million (vs. € 14.9 million in 2006, if excluding the gain from the sale of Elba s.p.a.), i.e. growing by 105%;

- net financial position decrease from € -314.6 million to € -355.9 million, as a consequence of acquisitions of the two distributing companies Topclima and Kenwood Swiss (€ 23.9 million), disbursements related to the fire and not yet reimbursed by

Living innovation

insurance companies (€ 19.4 million), non recurring investments for new production lines in the radiators segment (€ 4.0 million) and the increase in the working capital due to the important growth (€ 21.3 million);

- the Shareholders have approved to distribute a dividend of € 0.06 per share. The share will trade ex-dividend on April 28, 2008. The payment of dividends will be made on Friday May 2, 2008;

- Silvia De' Longhi was appointed member of the Board of Directors of the Company, as proposed by the majority shareholder De' Longhi Soparfi S.a.; Silvia De' Longhi does not satisfy the independence requirements according to the "Codice di Autodisciplina delle società quotate" and to art. 148 co.3 of D.Lgs. 58/98;

- the Shareholders' meeting has approved the remuneration plan as per art. 114 bis of D.Lgs. 58/98, described in the information document prepared according to attachment 3A, scheme 7 of Regolamento Consob n. 11971/99, deposited with Borsa Italiana and available on the Company website www.delonghi.com, under section "investor relations";

- finally, the Shareholders' meeting has renewed the authorization to buy back shares of the Company as per art. 2357 C.c. up to a maximum of 14 (fourteen) million ordinary shares and, in any event, not in excess of 10% (ten percent) of the share capital, including also any shares owned by controlled companies.

* * * * *

The 2007 results

The Shareholders' meeting has approved the FY 2007 results.

In the past year the Group has maintained the growth trend of revenues and profitability, despite several critical external variables affecting the business: we only mention, first of all, the fire occurred to the Treviso plant on last April, which had not marginal financial impacts, then the appreciation of Euro against all major currencies (+8.4% against US Dollar and +9.4% against Japanese Yen) and finally the significant increase of raw materials' prices.

Within this scenario, the Group has confirmed its plan of investments of industrial nature (new production assets supporting the growth) and of

commercial nature (the acquisition of two distributing companies, in Switzerland and Spain).

Consolidated revenues grew by 9.4% in the twelve months, from € 1,363 million to € 1,490.9 million, and by 6.6% in the fourth quarter (€ 473.3 million vs. € 444.2 million in the same quarter of 2006), at a higher rate than in fourth quarter of 2006 (which was 5.9%).

The growth was satisfactory in all markets, mainly in continental and eastern Europe (+28.2% as a whole).

The increased focus on a high end product mix, in addition to the control over the costs' dynamics, allowed the Group to obtain a general increase of margins: +14.3% in gross profit (or +1.7 percentage points on revenues), +27.3% in Ebitda before non recuring items (or +1.5 percentage points on revenues), +22.1% in Ebit (or + 0.8 percentage points on revenues).

Ebitda - before non recurring items - increases from € 122.7 to € 156.3 million (equal to 10.5% of revenues). The non recurring items, amounting to € 10.9 million (of which € 9.4 million related to the fire) are subtracting 0.7 percentage points of profitability, thus reducing the final Ebitda to € 145.4 million (vs. € 125.6 million in 2006).

Ebit amounts to € 103.7 million (€ 85 million in 2006), i.e. 7% of revenues.

Financial charges, amounting to € 51.3 million (vs. € 48.6 million in 2006), are affected by the one-off fees for the securitisation program's renewal (new expiry is 2012), by the rise in market interest rates and by the increase of the net indebtedness.

Profit before tax amounts to € 52.4 million, which compares with € 61.3 million in 2006; the latter however was benefiting from the € 25 million gain from the sale of Elba s.p.a.. On a comparable base, profit before tax increases by 44.4%.

Net Profit amounts to € 30.6 million, vs. € 39.8 million in 2006.

Both divisions are performing well in terms of revenues and profitability. The *Professional* division is growing by 11.3% at constant perimeter, while the *Household* division is growing by 5.6% at constant perimeter. In terms of margins, Ebitda (as a percentage of revenues) is becoming leveled between the two divisions, with *Household* growing and *Professional* slightly decreasing.

The net financial position amounts to € -355.9 million, from € -314.6 million of 2006 (it was € -419,7 million at September 30, 2007), as a

consequence also of non recurring flows including the disbursements related to the fire not yet reimbursed by insurance companies (€ 19.4 million), investments for new tubolar radiators' production lines (€ 4 million), past and future financial commitments for the acquisition of two distributing companies in Switzerland and Spain (€ 23.9 million) and the negative *fair value* of derivatives, hedging US Dollar exposure, which were put in place in advance with the purpose of protecting the industrial plan (€ 7 million).
Looking at working capital, inventories show satisfactory dynamics (the increase is due only to the enlarged consolidation perimeter), while other components of receivable and payables absorb € 17.8 million of cash, as a result of the growth in revenues.

The Shareholders have approved to distribute a dividend of € 0.06 per share. The share will trade ex-dividend on April 28, 2008. The payment of dividends will be made on Friday May 2, 2008.

Silvia De' Longhi was appointed member of the Board of Directors of the Company, as proposed by the majority shareholder De' Longhi Soparfi S.a.; Silvia De' Longhi does not satisfy the independence requirements according to the "Codice di Autodisciplina delle società quotate" and to art. 148 co.3 of D.Lgs. 58/98.

The Shareholders' meeting has approved the remuneration plan as per art. 114 bis of D.Lgs. 58/98, described in the information document prepared according to attachment 3A, scheme 7 of Regolamento Consob n. 11971/99, deposited with Borsa Italiana and available on the Company website www.delonghi.com, under section "investor relations".

Finally, the Shareholders' meeting has renewed the authorization to buy back shares of the Company as per art. 2357 C.c. up to a maximum of 14 (fourteen) million ordinary shares and, in any event, not in excess of 10% (ten percent) of the share capital, including also any shares owned by controlled companies.

* * * * *

Events following year end.

No major event has occured since the closing of the FY 2007 accounts.

Foreseeable business development

The Group is confident to be able to meet the expected growth targets, despite a more difficult external scenario.

Living innovation

* * * * *

Declaration of the manager responsible for the company's accounts.

The manager responsible for the preparation of the company's accounts, Stefano Biella, hereby declares, as per article 154 bis, paragraph 2, of the "Testo Unico della Finanza", that all information related to the company's accounts contained in this press release are fairly representing the accounts and the books of the company.

* * * * *

Contacts:

for the press:

Alessandro Rinadini:
M: +39 3482642896

for analysts and investors:
Investor Relations, Fabrizio Micheli
Ph: +39 0422 413235

on the web:
www.delonghi.it

DēLonghi

Living innovation

Consolidated results of De' Longhi Group as at December 31, 2007

Consolidated Income Statement

Euro Million	2007	% on revenues	2006	% on revenues
Net revenues	**1.490,9**	**100,0%**	**1.363,0**	**100,0%**
change 2007/2006	*127,9*	*9,4%*		
Materials consumed and other production costs (services and production payroll costs)	(904,5)	(60,7%)	(849,9)	(62,4%)
Gross profit	**586,4**	**39,3%**	**513,1**	**37,6%**
Cost of services and other expenses	(307,4)	(20,6%)	(286,3)	(21,0%)
Added Value	**279,0**	**18,7%**	**226,8**	**16,6%**
Payroll (non-industrial)	(108,4)	(7,3%)	(91,6)	(6,7%)
Provisions	(14,3)	(1,0%)	(12,5)	(0,9%)
EBITDA before non recurring items	**156,3**	**10,5%**	**122,7**	**9,0%**
change 2007/2006	*33,5*	*27,3%*		
Other income (expenses)	(10,9)	(0,7%)	2,8	0,2%
EBITDA	**145,4**	**9,7%**	**125,6**	**9,2%**
Amortization and depreciation	(41,7)	(2,8%)	(40,6)	(3,0%)
EBIT	**103,7**	**7,0%**	**85,0**	**6,2%**
change 2007/2006	*18,7*	*22,1%*		
Financial income /(expenses)	(49,4)	(3,3%)	(47,0)	(3,4%)
Exchange rate gains / (losses)	(0,6)	-	(1,6)	(0,1%)
Charges for the new transaction of receivables sales on a non recourse basis	(1,3)	(0,1%)	-	0,0%
Extraordinary gains/ losses from participations	-	0,0%	25,0	1,8%
Profit before taxes	**52,4**	**3,5%**	**61,3**	**4,5%**
Taxes	(21,1)	(1,4%)	(20,9)	(1,5%)
Profit (loss) for the period	**31,3**	**2,1%**	**40,4**	**3,0%**
Profit (loss) pertaining to minority interests	0,7	0,0%	0,7	0,0%
Profit (loss) pertaining to the Group Risultato netto di competenza del Gruppo	**30,6**	**2,1%**	**39,8**	**2,9%**
Profit (loss) pertaining to the Group before extraordinary charges from participations Risultato netto di competenza del Gruppo ante proventi e oneri da partecipazioni straordinari	**30,6**		**14,9**	

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Consolidated Balance Sheet

Euro Million	31.12.07	31.12.06	change 31.12.07-31.12.06	change %
Fixed Assets	**709,4**	**718,9**	**(9,5)**	**(1,3%)**
Inventories	335,2	323,7	11,5	3,5%
Trade receivables	378,0	348,0	30,0	8,6%
Other current assets	63,8	39,4	24,4	61,9%
Trade payables	(333,7)	(327,1)	(6,6)	2,0%
Other current liabilities	(79,9)	(77,1)	(2,9)	3,7%
Net working capital	**363,4**	**307,0**	**56.4**	**18,4%**
Non current liabilities	(86,2)	(90,7)	4,5	(4,9%)
Total capital employed	**986,5**	**935,2**	**51,3**	**5,5%**
Net debt	**355,9**	**314,6**	**41,3**	**13,1%**
Total shareholders' equity	**625,2**	**615,6**	**9,7**	**1,6%**
Total net debt and shareholders' equity	**986,5**	**935,2**	**51,3**	**5,5%**

Consolidated Cash Flow Statement

Euro Million	2007	2006
Cash Flow from operations	86,4	49,8
Cash Flow from changes in the working capital	(21,3)	45,5
Cash Flow from current operations and w.c.	**65,1**	**95,3**
Cash Flow from investments	(40,6)	(38,0)
Operating Cash Flow	**24,4**	**57,3**
Cash Flow from extraordinary investments	(23,9)	34,6
Fire event	(19,4)	-
Cash flow absorbed by changes in net equity	(22,3)	(8,0)
Cash flow from factoring receivables without recourse	-	112,9
Net Cash Flow	**(41,3)**	**196,8**
Opening net financial position	(314,6)	(511,4)
Closing net financial position	**(355,9)**	**(314,6)**

DēLonghi
Living innovation

Revenues by geographical breakdown

Euro Million	2007	2006	Change	Change %
Italy	318,7	329,7	(11,0)	(3,3%)
UK	146,9	155,5	(8,5)	(5,5%)
Rest of Europe	656,6	512,1	144,6	28,2%
USA, Canada and Mexico	119,3	123,2	(3,8)	(3,1%)
Rest of the world	249,3	242,6	6,7	2,8%
Total	**1.490,9**	**1.363,0**	**127,9**	**9,4%**

Business segments

Household

Euro Million	2007	2006	change 2007-2006	2006 *pro-forma*	change 2007 – 2006 *pro-forma*
Net Revenues	1.111,1	1.072,0	39,0	1.052,5	58,6
change %			*3,6%*		*5,6%*
EBITDA before not recurring items	114,7	89,4	25,3	86,7	28,0
margin % on revenues	*10,3%*	*8,3%*	*28,3%*	*8,2%*	

Professional

Euro Million	2007	2006	change 2007-2006	2007 *pro-forma*	change 2007 *pro-forma* – 2006
Net Revenues	406,2	317,7	88,4	353,6	35,9
change %			*27,8%*		*11,3%*
EBITDA before not recurring items	41,7	33,2	8,5	35,8	2,6
margin % on revenues	*10,3%*	*10,5%*		*10,1%*	

DēLonghi

Living innovation

PRESS RELEASE

Treviso, March 26, 2008

With reference to the article published on today's Milano Finanza, signed by Andrea Montanari, the De' Longhi Group informs that the reported allegations, concerning supposed plans for the sale of business division(s) by the Group, are completely unfounded.

Furthermore, the Company specifies that said newspaper decided to report the alleged news notwithstanding Mr. Fabio De' Longhi, asked for comments by Andrea Montanari on the phone, had directly denied any such hypotesis.

The Group confirms its intention to carry on the development and the value generation process for both Household and Professional divisions.

Contacts:

for analysts and investors:

Fabrizio Micheli, Investor Relations Manager
+39 335 5963308
fabrizio.micheli@delonghi.it

for the press:

Alessandro Rinaldini
+39 348 2642896
sandro.rinaldini@gmx.it

www.delonghi.it

DēLonghi

Living innovation

MARCH 2008

Investor Relations

TABLE OF CONTENTS

DēLonghi

DēLonghi

THE CORPORATE MISSION

To design, engineer, manifacture and market

High-end products and unique solutions

Comfort and wellness

Home and business

DēLonghi

THE BUSINESS MODEL


PRODUCT
LOW COST MANUFACTURING
CONSUMER
BRAND
DISTRIBUTION

THE GROUP AT A GLANCE

DēLonghi

- in mid 2007 a reorganization plan was launched in order to create two industrial poles for Household and Professional businesses:
  - *in line with the recent business development and management strategies;*
  - *major opportunity to focus on core business and increase value generation;*
  - *no effetc on the consolidation perimeter and on consolidated Net Equity, Net Financial Position and Ebitda.*



De' Longhi S.p.A.
De' Longhi Household
[redacted]
KENWOOD
CLIMAVENETA
De'Longhi Appliances
Kenwood Group
Climaveneta Group
RC Group
DL Radiators Group

DēLonghi

The Household Division


g
food preparation
clea
ning

[illegible] the categories which are marketed through [illegible] wholesalers, department stores, OEM, catalogue [illegible] es, portable heating appliances, portable air [illegible] s, as well as cleaning and ironing products.

The Professional Division





[illegible] the following categories: large thermo-cooling [illegible] radiators (DL Radiators) and the portion of fixed [illegible] professional channels (installers, plumbing [illegible]).

BRAND PORTFOLIO

DēLonghi

HOUSEHOLD DIVISION

PROFESSIONAL DIVISION

GLOBAL BRANDS

DēLonghi

KENWOOD

DēLonghi

SC GROUP

REGIONAL / NICHE BRANDS

SIMAC

Ariete

ARIAGEL

TRULY INTERNATIONAL PRESENCE


Italy
21%
foreign
markets
79%


other local
networks
30%
Italian market
21%
Group network
49%

- **79% of Group sales come from international markets**
- **70% of total sales go through Group's own networks**

TRULY INTERNATIONAL PRESENCE

DēLonghi



Australia
Austria
Belgium
China

Canada
Czech Rep.
Dubai
France
Germany

Hong Kong
Holland
Ireland
Japan

Malaysia
New Zealand
Poland
Portugal

Russia
Singapore
Spain
South-Africa

Suisse
Turkey
UK
USA

THE INDUSTRIAL PLATFORM

the Household division



ITALY:
2 factories
RUSSIA:
1 factory,
CHINA
(Guangdong):
3 factories,

THE INDUSTRIAL PLATFORM

the Professional division



ITALY:
6 factories
CHINA
(Shanghai):
1 factory,

SALES GEOGRAPHIC BREAKDOWN

DēLonghi

Sales FY 2007: € 1,491 mn

HOUSEHOLD 73%



R.o.W. 16%
Italy 18%
Northern America 11%
UK 9%
Japan 4%
Ex-USSR 7%
Other Eastern Countries 2%
Rest of Europe 33%

PROFESSIONAL 27%



Northern America 0,4%
R.o.W. 8%
Italy 28%
Rest of Europe 42%
UK 12%
Ex-USSR 2%
Other Eastern Countries 8%

SALES GEOGRAPHIC BREAKDOWN

DēLonghi

Sales FY 2007: € 1,491 mn

- slowing markets (USA & UK) account for less than 20% of consolidated sales
- Russia and other Eastern European countries grow to 9% of sales (from 7% in 2006)
- western Europe (excluding Italy) generate 35% of sales (from 31% in 2006)

SALES BREAKDOWN by PRODUCT FAMILY

DēLonghi

Sales FY 2007: € 1,491 mn

HOUSEHOLD 73%



Other
3%
Heating
15%
Air cond.
& treat.
9%
coffee makers
24%
Ironing &
cleaning
9%
Cooking
64%

PROFESSIONAL 27%



Heating
27%
Air cond. & treat.
73%

TABLE OF CONTENTS

KEY ECONOMIC AND FINANCIAL DATA

DēLonghi

EUR million	FY 2007	FY 2006	FY 2005	% Change 2006-2007	% Change 2005-2006
Sales	**1.491,0**	**1.363,0**	**1.258,0**	*9,4%*	*8,3%*
Gross Profit	**586,4**	**513,0**	**496,0**	*14,3%*	*3,4%*
% of sales	*39,3%*	*37,6%*	*39,4%*		

- ***strong growth despite Euro revaluation against all major currencies***
- ***continental and eastern Europe are compensating for slowing UK and USA***
- ***gross profit benefits from product mix and efficiencies***
- ***raw materials' price effect is softened by weak Dollar***

KEY ECONOMIC AND FINANCIAL DATA

DēLonghi

EUR million	FY 2007	FY 2006	FY 2005	*% Change 2006-2007*	*% Change 2005-2006*
EBITDA before non recurring items	**156,3**	**122,7**		*27,4%*	
% of sales	*10,5%*	*9,0%*			
EBITDA after non recurring items	**145,4**	**125,6**	**105,0**	*15,8%*	*19,6%*
% of sales	*9,8%*	*9,2%*	*8,3%*		

- ***EBITDA from operations grows by 150 b.p.***
- ***non recurring items (€ 10.9 M) include € 9.4 M of costs related to a fire in the Treviso plant***
- ***lost margin from unfavourable heating sales (mild winter season and slowing real estate market in UK)***

KEY ECONOMIC AND FINANCIAL DATA

DēLonghi

Operating costs contribution to Ebitda 2007



total sales € 1,491 M
1600
1400
1200
1000
800
600
400
200
0
457
342
84
99
10
180
162
11
145
Raw Materials and Components
Finished Products and other goods
Advertising
Transportation and logistics
Power Supply
Personnel
Other Operating Costs
Non recurring costs
E B I T D A

KEY ECONOMIC AND FINANCIAL DATA

DēLonghi

EUR million	FY 2007	FY 2006	FY 2005	*% Change 2006-2007*	*% Change 2005-2006*
EBIT	**103,7**	**85,0**	**67,0**	*22,0%*	*26,9%*
% of sales	*7,0%*	*6,2%*	*5,3%*		
Net Profit	**30,6**	**39,8**	**25,0**	*-23,1%*	*59,2%*
less: gain from sale of Elba		***-25,0***			
Net Profit *pro-forma*	**30,6**	**14,8**		*106,8%*	
% of sales	*2,1%*	*1,1%*	*2,0%*		
EPS	**0,20**	**0,27**	**0,17**	*-23,1%*	

- ***if excluding the extraordinary gain from the sale of the Elba business, net profit grows by 106.8%***
- ***proposed dividend is € 0,06 /share, i.e. the same level of 2006***

KEY ECONOMIC AND FINANCIAL DATA

DēLonghi

EUR million	FY 2007	FY 2006	FY 2005	Change 2006-2007	Change 2005-2006
Net Financial Position	-355,9	-314,6	-511,0	- 41,30	196,40
fire cash effect	-19,4				
sales / acquisitions	-23,9				
new radiators prod. facilities investments	-4,0				
FV of Dollar hedging	-7,0				
Net Fin.Position *adjusted*	-302				
Net Debt / Ebitda (x)	2,45	2,50	4,87		
Net Debt / Equity (x)	0,57	0,51	0,87		

- ***about € 54 M of extraordinary flows impacting on the 2007 ending financial position***
- ***fire cash effect to be re-absorbed in 2008***
- ***inventories (like for like) flat vs. 2006 – receivables (net of payables) grow due the revenues' growth***

The 2007 cash flow performance


100
80
60
40
20
0
-20
-40
-60
86,4
-17,8
-3,5
-40,6
-19,4
-23,9
-9,0
-7
-6,5
total cash-flow -41,3 M€
self-financing
net AR / AP
change in stocks
capex
fire
acquisitions
dividends
FV of $ hedging
other flows

THE HOUSEHOLD DIVISION

DēLonghi

EUR million	FY 2007	FY 2006	% Change	FY 2006 PRO-FORMA	% Change
Sales	**1.111,1**	**1.072,0**	*3,6%*	**1.052,5**	*5,6%*
EBITDA before non rec.items	**114,7**	**89,4**	*28,3%*	**86,7**	*32,3%*
% of sales	*10,3%*	*8,3%*		*8,2%*	
EBITDA after non rec. items	**104,6**	**92,2**	*13,4%*	**89,5**	*16,9%*
% of sales	*9,4%*	*8,6%*		*8,5%*	

- ***on a "like for like" basis, sales' growth is within the expected target range***
- ***thanks to a 210 b.p. of improvement in Ebitda, profitability in the two divisions is now homogeneous***
- ***strong momentum for coffee makers and kitchen machines, supporting De' Longhi and Kenwood brands' strengthening***

THE PROFESSIONAL DIVISION

DēLonghi

EUR million	FY 2007	FY 2006	% Change	FY 2007 PRO-FORMA	% Change
Sales	**406,2**	**317,7**	*27,9%*	**353,6**	*11,3%*
EBITDA before non rec.items	**41,7**	**33,2**	*25,6%*	**35,8**	*7,8%*
% of sales	*10,3%*	*10,5%*		*10,1%*	
EBITDA after non rec. items	**40,9**	**33,3**	*22,8%*	**35,2**	*5,7%*
% of sales	*10,1%*	*10,5%*		*10,0%*	

- ***the division grows by 11,3% (excluding the contribution of RC group)***
- ***profitability not performing as expected, due to the unfavourable conditions in heating business in Q4***
- ***the outlook for a/c remain positive, while there are concerns for the slowdown in real estate and the Pound depreciation, affecting the heating segment***

TABLE OF CONTENTS

DēLonghi

EBITDA EROSION and RECOVERY

DēLonghi



16,0%
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
14,4%
13,7%
14,2%
11,8%
8,9%
8,3%
9,2%
10,5%
medium term target
2000
2001
2002
2003
2004
2005
2006
2007
2008 - 10

pre-China:
> weak Euro
> stable margins
> competition among consolidated players
> reliable Italian manifacturing platform

Targets:
> growth and product differentiation

China enters the market:
> prices competition
> margins compression
> Euro revaluation
> Far East aggression

Targets:
> preserving market shares
> delocalization and industrial cost restructuring

After-China:
> raw materials concerns
> competitive industrial base
> The "brand-era"
> emerging markets are opportunities

Targets:
> prices and margins growth
> market shares increase

MEDIUM TERM TARGETS

REVENU

+ 5 / 10 %
growth per year

EBITDA ma

+ 100 / 200 bps.
growth per year

MEDIUM TERM TARGETS

EBITDA margin

+ 100 / 200 bps.
growth per year

CONCERNS:

- **raw materials' prices esclation**
- **potential contagion of adverse developments in consumption dynamics from USA & UK**

OPPORTUNITIES:

- **favourable markets diversification**
- **protection coming from high end product mix**
- **depreciation of US Dollar, even after hedging**
- **operational leverage**

THE OPERATIONAL LEVERAGE

DēLonghi

CONTRIBUTION % OF VARIABLE & FIXED COSTS



120
100
80
60
40
20
0
COGS
100
61,8
38,2
Sales' var.costs
7,8
30,4
ad & promo
5,8
24,6
fixed costs
14,1
10,5
D & A
2,8
7,7
Revenues
Gross profit
Profit before fixed costs & G&A
EBITDA before non rec. items
EBIT before non rec. items

out of 1 Eur of additional revenues 24.6 cents are contributed to the Ebitda

TABLE OF CONTENTS

DēLonghi

STRATEGIC DEVELOPMENTS

DeLonghi

- New products development
- Marketing alliances
- Enlarging distribution network
- Acquisitions on core business
- New industrial platforms in target markets

New products development

coffee and kitchen appliances



Perfecta: **the new automatic coffee machine**



Lattissima: **the new exclusive Nespresso coffee maker addressing the "milk option"**



K-mix: **the new food processors of Kenwood**



Opera: **the new breakfast line**



Smoothy: **the new blender by Kenwood**

DēLonghi

New products development
heating and air-conditioning



the new
Pinguino
the world leader
in portable a/c



the new range
of cooling machines
by ***R C Group***



the new line of
tubolar steel radiators

Exclusive design

In the years De'Longhi has been recognised as one of the most talented companies for Design. Here following some of the prizes that were rewarded to De'Longhi's Design Department in 2007:

"IF design award", Household section – Esclus[redacted]

"Plus X Award 2007" Elektrobörse – Ironing Syst[redacted]

"Red Dot award 2007" Product design sect., H[redacted] Line

Since 2006 Pinguino De'Longhi PAC 50 is dis[redacted] Permanent Collection of Italian Design, at the [redacted]

Marketing alliances

NESPRESSO — partnership with Nestlé for Nespresso coffee makers;

STARBUCKS COFFEE — entering the Starbucks distribution network;

Electrolux — commercial relationship with AEG;

TCL — venture with TCL for production and distribution of portable air conditioners and dehumidifiers in Far East.

PHILIPS — relationship with Philips for supplying coffee makers;

Enlarging distribution network

- the Group has opened new branches in China and Turkey (2006), Czeck Rep. and Greece (2007);
- development of a distribution network in fast growing Russia and Germany/Austria;
- started new subsidiary Kenwood Swiss in 2007;
- new presence in Dubai, where a rep-office was opened.

CONTACTS

Fabio de' Longhi
C.E.O.
+39 0422 4131

Fabrizio Micheli
Finance Director and IRM
+39 0422 413235
investor.relations@delonghi.it

DēLonghi

Calendar
Board of Directors, Shareholders' meetings
and presentations to financial analysts
year 2008

Date or time span	Object
12 March 2008	Presentation of the financial statements closing at 31.12.07 Conference call with financial analysts.
22 April 2008	Ordinary shareholders' meeting for approval of the financial statements closing at 31.12.07.
13 May 2008	Approval of the Quarterly Report at 31.03.08 Conference call with financial analysts.
29 August 2008	Approval of the Half Year Report at 30.06.08 Conference call with financial analysts.
11-13 November 2008	Approval of the Quarterly Report at 30.09.08 Conference call with financial analysts.

END